UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Consolidated Financial Statements

PagSeguro Digital Ltd.

At December 31, 2019 and 2018 and Reports of

Independent Registered Public Accounting Firms

PagSeguro Digital Ltd.

Consolidated financial statements

At December 31, 2019 and 2018

São Paulo Corporate Towers
Av. Presidente Juscelino Kubitschek, 1.909
Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil
Tel: +55 11 2573-3000 ey.com.br

Report of independent registered public accounting firm

To the Shareholders and Board of Directors of

PagSeguro Digital Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of PagSeguro Digital Ltd. (the Company) as of December 31, 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Uma empresa-membro da Ernst & Young Global Limited

Revenue recognition
Description of the matter

As described in note 2.13 Revenue from transaction activities and other services comprise revenue from fees charged for intermediation in electronic payments and other services such as prepaid cards, while Financial income mostly comprises revenue derived from early payments to merchants. Revenues from transaction activities are recognized at the time the purchase is approved by the related financial institution while financial income is recognized at the time the merchant agrees to receive an early payment for sales in installments. For the year ended December 31, 2019, revenue from transaction activities and other services and financial income amounted to R$3,376 million and R$ 2,031 million, respectively, as disclosed in Note 20 to the consolidated financial statements.

Auditing the Company’s revenue from transaction activities and financial income is complex as such activities are all processed through a complex information technology environment, with a high volume of transactions and for individually low amounts. This results in a significant volume of data required to be extracted from the Company’s system for purposes of auditing and reconciling the general ledger and related supporting documentation. Also, the identification and evaluation of terms and conditions in multiple contractual arrangements required incremental audit effort to determine the distinct performance obligations and the timing of revenue recognition.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company’s accounting for revenue recognition. For example, we have involved our Information Technology professionals to assist us in testing the relevant controls over the information systems that are important to the initiation, recording and billing of revenue transactions.

To test the recognition of revenue by the Company our audit procedures included, among others, assessing for a sample of contracts the methodology applied for revenue recognition; testing the mathematical accuracy of the Company’s calculation of the amount of revenue to be recognized as a percentage of the total transaction value; assessing whether the percentages applied were in accordance with to the contractual agreement with the customer, evaluating whether revenue was recorded in the proper period and testing subsequent collection of individual transactions. In addition, we assessed the adequacy of the related disclosures in the consolidated financial statements.

/s/ Ernst & Young Auditores Independentes S.S.

We have served as the Company’s auditor since 2019.

São Paulo, Brazil

February 26, 2020

Report of independent registered

public accounting firm

To the Board of Directors and Stockholders

PagSeguro Digital Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of PagSeguro Digital Ltd. and its subsidiaries (the “Company”) as of December 31, 2018, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Toríno, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005

T: (11) 3674-2000, www.pwc.com.br

PagSeguro Digital Ltd.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Auditores Independentes

São Paulo, Brazil,

February 19, 2019

We have served as the Company’s auditor since 2015 to 2019.

PagSeguro Digital Ltd.

Consolidated balance sheets

At December 31, 2019 and 2018

(All amounts in thousands of reais)

		December 31,
	Note	2019	2018
Assets
Current assets
Cash and cash equivalents	6	1,403,955	2,763,050
Financial investments	7	1,349,666	—
Accounts receivable	8	10,477,179	8,104,679
Inventories		61,936	88,551
Taxes recoverable		171,561	65,653
Other receivables		84,099	20,148

Total current assets		13,548,396	11,042,081
Non-current assets
Judicial deposits		5,651	1,511
Accounts receivable	8	29,943	—
Prepaid expenses		7,215	968
Investment		1,500	—
Property and equipment	11	399,990	67,104
Intangible assets	12	589,553	305,614

Total non-current assets		1,033,852	375,197

Total assets		14,582,248	11,417,278

		December 31,
	Note	2019	2018
Liabilities and equity
Current liabilities
Payables to third parties	13	5,326,290	4,324,198
Trade payables		256,281	165,246
Payables to related parties	9	22,187	30,797
Salaries and social security charges	14	106,812	73,936
Taxes and contributions	15	124,004	80,093
Provision for contingencies	16	11,849	7,004
Other payables		45,640	29,501

Total current liabilities		5,893,063	4,710,775
Non-current liabilities
Deferred income tax and social contribution	17	630,950	132,125
Other payables		43,287	—

Total non-current liabilities		674,237	132,125

Total liabilities		6,567,300	4,842,900
Equity
Share capital	18	26	26
Capital reserve	18	5,781,503	5,688,134
Other comprehensive income	18	(190)	263
Equity valuation adjustments	18	(22,372)	(7,588)
Retained earnings	18	2,274,864	909,267
Treasury shares	18	(41,267)	(39,532)

Equity attributable to equity holders of the parent		7,992,564	6,550,570
Non-controlling interests		22,384	23,806

Total equity		8,014,948	6,574,376

Total liabilities and equity		14,582,248	11,417,278

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of income

Year ended December 31, 2019, 2018 and 2017

(All amounts in thousands of reais unless otherwise stated)

		For the year ended December 31,
	Note	2019	2018	2017

Revenue from transaction activities and other services	20	3,376,068	2,267,103	1,224,261
Revenue from sales	20	174,226	374,612	471,924
Financial income	20	2,030,511	1,414,532	818,624
Other financial income	20	126,404	278,445	8,576

Total revenue and financial income		5,707,209	4,334,692	2,523,385
Cost of sales and services	21	(2,762,087)	(2,144,699)	(1,324,380)
Selling expenses	21	(565,170)	(351,439)	(245,759)
Administrative expenses	21	(427,366)	(581,668)	(153,177)
Financial expenses	21	(38,138)	(31,209)	(104,544)
Other expenses, net	21	(1,909)	(8,054)	(12,021)

Operating profit before income taxes		1,912,539	1,217,623	683,504
Current income tax and social contribution	17	(24,471)	(180,884)	(214,988)
Deferred income tax and social contribution	17	(521,043)	(126,331)	10,278

Income tax and social contribution		(545,514)	(307,215)	(204,710)

Net income for the year		1,367,025	910,408	478,794

Attributable to:
Equity holders of the parent		1,365,597	909,267	478,781
Non-controlling interests		1,428	1,141	13

		1,367,025	910,408	478,794

Basic earnings per share attributable to equity holders of the parent - R$	19	4.1613	2.8625	1.8254
Diluted earnings per share attributable to equity holders of the parent - R$	19	4.1475	2.8582	1.8254

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of comprehensive income

Years ended December 31, 2019, 2018 and 2017

(All amounts in thousands of reais)

	For the year ended December 31,
	2019	2018	2017
Net income for the year	1,367,025	910,408	478,794
Other comprehensive income that may be reclassified to the statement of income in subsequent periods
Currency translation adjustment	(425)	208	55
Loss on investments designated at fair value through OCI	(42)	—	—
Income tax and social contribution	14	—	—

Net other comprehensive income for the year	1,366,572	910,616	478,849

Attributable to
Equity holders of the parent	1,365,144	909,475	478,836
Non-controlling interests	1,428	1,141	13

	1,366,572	910,616	478,849

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of changes in equity

Years ended December 31 2019,2018 and 2017

(All amounts in thousands of reais)

		Attributable to the equity holders of the parent
	Note	Share capital	Treasury shares	Capital reserve	Share- based long- term incentive plan (LTIP)	Legal reserve	Profit retention reserve	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total	Non- controlling interests	Total equity

At December 31, 2016		524,577	—	—	—	6,277	96,008	—	—	—	626,862	—	626,862
Net income for the year	18	—	—	—	—	—	—	478,781	—	—	478,781	13	478,794
Currency translation adjustment	18	—	—	—	—	—	—	—	—	55	55	—	55
Non-controlling acquisition	18	—	—	—	—	—	—	—	—	—	—	3,483	3,483
Constitution of legal reserve	18	—	—	—	—	23,939	—	(23,939)	—	—	—	—	—
Distribution of dividends	18	—	—	—	—	—	(96,008)	(142,795)	—	—	(238,803)	—	(238,803)
Profit retention reserve	18	—	—	—	—	—	312,047	(312,047)	—	—	—	—	—
At December 31, 2017		524,577	—	—	—	30,216	312,047	—	—	55	866,895	3,496	870,391
Conversion of profit reserve to common shares	18	(524,556)	—	866,819	—	(30,216)	(312,047)	—	—	—	—	—	—
Net income for the year	18	—	—	—	—	—	—	909,267	—	—	909,267	1,141	910,408
Currency translation adjustment	18	—	—	—	—	—	—	—	—	208	208	—	208
Non-controlling acquisition	18	—	—	—	—	—	—	—	(7,588)	—	(7,588)	19,169	11,581
Issuance of common shares in initial public offering, net of offering costs	18	5	—	4,522,278	—	—	—	—	—	—	4,522,283	—	4,522,283
Shares issued—Share based long term incentive plan (LTIP)	18	—	—	258,166	(258,166)	—	—	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	18	—	—	—	299,037	—	—	—	—	—	299,037	—	299,037
Acquisition of treasury shares	18	—	(39,532)	—	—	—	—	—	—	—	(39,532)	—	(39,532)

At December 31, 2018		26	(39,532)	5,647,263	40,871	—	—	909,267	(7,588)	263	6,550,570	23,806	6,574,376
Net income for the year	18	—	—	—	—	—	—	1,365,597	—	—	1,365,597	1,428	1,367,025
Currency translation adjustment	18	—	—	—	—	—	—	—	—	(425)	(425)	—	(425)
Loss on financial assets through other comprehensive income	18	—	—	—	—	—	—	—	—	(28)	(28)	—	(28)
Non-controlling acquisition	18	—	—	—	—	—	—	—	(14,784)	—	(14,784)	(2,850)	(17,634)
Shares issued	18	—	—	38,992	(38,992)	—	—	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	18	—	—	—	93,369	—	—	—	—	—	93,369	—	93,369
Acquisition of treasury shares	18	—	(1,735)	—	—	—	—	—	—	—	(1,735)	—	(1,735)

At December 31, 2019		26	(41,267)	5,686,255	95,248	—	—	2,274,864	(22,372)	(190)	7,992,564	22,384	8,014,948

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Consolidated statements of cash flows

Years ended December 31, 2019, 2018 and 2017

(All amounts in thousands of reais)

	For the year ended December 31,
	2019	2018	2017
Operating activities
Profit before income taxes	1,912,539	1,217,623	683,504
Adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization	128,348	95,363	51,571
Loss on sale of property	—	—	49
Chargebacks	200,633	71,491	47,854
Accrual for provision for contingencies	8,227	3,745	3,538
Share based long term incentive plan (LTIP)	93,369	264,179	—
Other (income) cost, net	(105,366)	20,071	660
Changes in operating assets and liabilities
Accounts receivable	(3,125,537)	(5,048,464)	(2,066,867)
Financial investments (restricted)	(161,426)	—	—
Inventories	14,216	(47,012)	(40,586)
Taxes recoverable	(22,386)	(22,936)	8,055
Other receivables	(68,008)	773	(23,495)
Other payables	60,627	(7,330)	(2,046)
Payables to third parties	1,002,092	1,243,629	1,776,538
Trade payables	89,962	72,579	29,531
Receivables from (payables to) related parties	(8,610)	112,790	(64,400)
Salaries and social charges	32,866	39,312	13,341
Taxes and contributions	(1,475)	31,764	(3,109)
Provision for contingencies	(4,822)	(1,792)	486

	45,249	(1,954,212)	414,624
Income tax and social contribution paid	(88,184)	(203,631)	(166,389)
Interest income received	522,542	394,643	214,555
Interest paid	—	—	(9,175)

Net cash flows from (used in) operating activities	479,607	(1,763,200)	453,615
Investing activities
Acquisitions of subsidiaries, net of cash acquired	(17,739)	(1,813)	(22,225)
Acquisitions of property and equipment	(328,326)	(61,560)	(7,873)
Acquisition and development of software	(365,068)	(192,048)	(99,673)
Acquisition of financial investments	(1,109,619)	—	(209,569)
Redemption of financial investments	—	211,116	132,107

Net cash flows used in investing activities	(1,820,752)	(44,305)	(207,233)
Financing activities
Payment of borrowings	—	—	(199,480)
Payment of derivative financial instruments	—	—	(5,831)
Dividends paid	—	—	(54,273)
Proceeds from offering of shares	—	4,717,875	—
Transactional costs	—	(189,852)	—
Acquisition of treasury shares	(1,735)	(39,532)	—
Transaction with non-controlling interest	(15,992)	(5,389)	—
Capital increase (decrease) by non-controlling shareholders	(223)	20,686	—

Net cash flows (used in) from financing activities	(17,950)	4,503,789	(259,584)
Net (decrease) increase in cash and cash equivalents	(1,359,095)	2,696,283	(13,202)
Cash and cash equivalents at the beginning of the year	2,763,050	66,767	79,969

Cash and cash equivalents at the end of the year	1,403,955	2,763,050	66,767

The accompanying notes are an integral part of these consolidated financial statements.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

1.	General information

PagSeguro Digital Ltd. (“PagSeguro Digital” or the “Company”) is a holding company, subsidiary of Universo Online S.A. (“UOL”), referred to together with its subsidiaries as the “PagSeguro Group”, was incorporated on July 19, 2017. 99.99% of the shares of PagSeguro Internet S.A. (“PagSeguro Brazil”) were contributed to PagSeguro Digital on January 4, 2018 and, PagSeguro Digital maintains control of PagSeguro Brazil.

PagSeguro Brazil is a privately held corporation established on January 20, 2006, headquartered in the city of São Paulo, Brazil, and engaged in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMEs”).

PagSeguro Brazil subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), Boa Compra Ltda. (“Boa Compra”), BCPS Online Services LDA. (“BCPS”), R2TECH Informática S.A. (“R2TECH”), BIVACO Holding S.A. (“BIVA”), Fundo de Investimento em Direitos Creditórios—PagSeguro (“FIDC”), Tilix Digital S.A. (“TILIX”), YAMÍ Software & Inovação Ltda. (“YAMÍ”) and RegistraSeguro S.A. (“RegistraSeguro”).

In addition to our operations carried out by PagSeguro Brazil, on January 4, 2019, PagSeguro Digital acquired 100% of BBN Banco Brasileiro de Negócios S.A. (renamed BancoSeguro S.A. “BancoSeguro” in February 2019), through BS Holding Financeira Ltd. (“BS Holding”), a holding company incorporated under PagSeguro Digital.

On March 15, 2019, PagSeguro Group acquired 10% of the share capital of Netpos Serviços de Informática S.A. (“NETPOS”). Total consideration paid amounted to R$1,500 which was settled in cash. PagSeguro Group acquired 10% of shares and does not have control of NETPOS operation, based on IFRS 3. NETPOS was not consolidated in these financial statements.

These consolidated financial statements include BS Holding and its subsidiary BancoSeguro and PagSeguro Brazil and its subsidiaries Net+Phone, Boa Compra, BCPS, R2TECH, BIVA, FIDC, TILIX, YAMÍ and RegistraSeguro.

1.1.	Initial Public Offering (“IPO”)

On January 26, 2018, PagSeguro Digital completed its Initial Public Offering (“IPO”) in the United States of America issuing 50,925,642 new shares by PagSeguro Digital and 70,267,746 shares by the controlling shareholder UOL.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

1.	General information (Continued)

1.1.	Initial Public Offering (“IPO”) (Continued)

The initial offering price was US$21.50 per common share, with gross proceeds of US$1,095.2 million (or R$3,444.2 million). The Company received net proceeds of US$1,046.0 million (or R$3,289.8 million), after deducting US$43.8 million (or R$137.8 million) in underwriting discounts and commissions and US$5.2 million (or R$16.7 million) of other offering expenses.

The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No 333-222292) which was declared effective by the Securities and Exchange Commission on January 26, 2018. The common stock has been traded on the New York Stock Exchange (NYSE) since January 26, 2018, under the symbol “PAGS”.

1.2.	Follow-on public offering

On June 26, 2018, PagSeguro Digital completed its follow-on public offering. 11,550,000 new shares were offered by PagSeguro Digital and 26,400,000 shares were offered by the controlling shareholder UOL.

The offering price was US$29.25 per common share, for gross proceeds of US$337.8 million (or R$1,274.4 million). The Company received net proceeds of US$326.8 million (or R$1,232.6 million), after deducting US$7.9 million (or R$29.9 million) in underwriting discounts and commissions and US$3.1 million (or R$11.9 million) of other offering expenses.

On October 21, 2019, PagSeguro Digital completed its secondary public offering. A number of 16,750,000 shares were offered by the controlling shareholder UOL, the offering price was US$39.00 per common share. The Company did not receive any proceeds from the offering. After this offering, PagSeguro Digital has a free float of 54.6%.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies

2.1.	Basis of preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in thousands of Brazilian reais, unless otherwise indicated, which is the functional currency of PagSeguro Group.

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying PagSeguro Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

These consolidated financial statements as of December 31, 2019 and 2018 and for the three years ended December 2019, were authorized for issuance by PagSeguro Digital’s Board of Directors on February 21, 2020.

2.2.	Basis of consolidation

PagSeguro Group consolidates all entities over which it has control. Control is achieved when PagSeguro Group is exposed or has rights to variable returns with its involvement with the investee and has the ability to affect those returns through its power over the investee’s relevant activities.

Subsidiaries are all entities over which PagSeguro Digital has control. Subsidiaries are fully consolidated from the date PagSeguro Group obtains control of the subsidiary and ceases when PagSeguro Group loses control of the subsidiary. The subsidiaries included in the consolidation are described in Note 4.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.3.	Foreign currencies

i)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency sport rates of exchange at the reporting date. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

ii)	Group companies

On consolidation, the assets and liabilities of foreign operations are translated into Reais at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

2.4.	Cash and cash equivalents

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and not for investment or any other purposes. PagSeguro Group classifies as cash equivalents a financial investment that can be immediately converted into a known amount of cash and is subject to immaterial risk of change in value. PagSeguro Group classifies financial instruments with original maturities of three months or less as cash equivalents.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.5.	Financial instruments - initial recognition and subsequent measurement

i)	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition and subsequently measured at amortized cost, fair value through other comprehensive income (“OCI”), and fair value through profit or loss. The classification depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (“SPPI”) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling (such as the financial investment disclosed on Note 7).

Financial assets include cash and cash equivalents, financial investments, accounts receivable, judicial deposits and other receivables.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.5.	Financial instruments - initial recognition and subsequent measurement (Continued)

i)	Financial assets (Continued)

Initial recognition and measurement (Continued)

Subsequent measurement

The subsequent measurement of financial assets depends on their classification, which may be (i) financial assets at amortized cost; (ii) financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments); (iii) financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments); and (iv) financial assets at fair value through profit or loss.

Financial assets at amortized cost

Financial assets at amortized cost relating to debt instruments are subsequently measured using the effective interest method and are subject to impairment. Financial assets at amortized cost relating to equity instruments are measured at cost of acquisition. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes cash and cash equivalents, accounts receivable, judicial deposits, investments and other receivables.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are presented at fair value in the balance sheet, with the corresponding gains or losses recognized in the statement of income. The Group does not hold any financial asset within this category.

Financial assets at fair value through OCI

For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.5.	Financial instruments - initial recognition and subsequent measurement (Continued)

i)	Financial assets (Continued)

Initial recognition and measurement (Continued)

Financial assets at fair value through OCI (Continued)

The Group’s debt instruments at fair value through OCI includes investments in Brazilian Treasury Bonds, as disclosed in Note 7.

Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to profit or loss. The Group does not hold any financial asset within this category.

Derecognition

A financial asset or, where applicable, a part of a financial asset or part of a group of similar financial assets, is derecognized when:

•	The rights to receive cash flows from the asset expire; or

•

PagSeguro Group transfers its rights to receive cash flows from the asset, or assumes an obligation to pay the received cash flows in full to a third party under a “pass-through” arrangement; and (a) transfers virtually all the risks and benefits of the asset, or (b) neither transfers nor retains virtually all the risks and benefits of the asset, but transfers control of the asset.

When PagSeguro Group has transferred its rights to receive cash flows from an asset and has not transferred or retained substantially all the risks and benefits of the asset, this asset is recognized to the extent of PagSeguro Group’s continuing involvement in the asset. In such case, PagSeguro Group also recognizes an associated liability.

The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that PagSeguro Group has retained.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.5.	Financial instruments - initial recognition and subsequent measurement (Continued)

i)	Financial assets (Continued)

Derecognition (Continued)

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that PagSeguro Group may be required to repay.

ii)	Impairment of financial assets

PagSeguro Group assesses, at the balance sheet date, if there is objective evidence that a financial asset or a group of financial assets is impaired. The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

The Group applies a credit risk policy taking into consideration the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, and/or (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers. To mitigate this risk, the PagSeguro Group has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, as discussed in Note 22.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.5.	Financial instruments - initial recognition and subsequent measurement (Continued)

ii)	Impairment of financial assets (Continued)

For debt instruments at fair value through OCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. The Group’s debt instruments at fair value through OCI comprise solely investments in Brazilian Treasury Bonds, considered to be low credit risk investments.

iii)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified at initial recognition, as financial liabilities at fair value through profit or loss, or amortized cost. PagSeguro Group determines the classification of its financial liabilities at initial recognition.

Financial liabilities include payables to third parties, payables to related parties, trade payables and other payables.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification, which may be as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include held-for-trading financial liabilities and financial liabilities designated at fair value through profit or loss at initial recognition.

Financial liabilities are classified as held-for-trading if acquired for sale in the short term. This category includes derivative financial instruments which do not meet the hedge accounting criteria defined by IFRS 9 - Financial Instruments.

Gains and losses on held-for-trading liabilities are recognized in the statement of income.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.5.	Financial instruments - initial recognition and subsequent measurement (Continued)

iii)	Financial liabilities (Continued)

Subsequent measurement (Continued)

Financial liabilities at amortized cost

After initial recognition, interest-bearing borrowings are subsequently measured at amortized cost, using the effective interest rate method, and are recognized in the statement of income.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in “Financial expenses” in the statement of income.

Derecognition

A financial liability is derecognized when the obligation is discharged, canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of income.

iv)	Financial instruments - offsetting

Financial assets and liabilities are presented net in the balance sheet if, and only if, there is an existing and enforceable legal right to offset the amounts recognized and an intention to offset or to realize the asset and settle the liability simultaneously.

v)	Fair value of financial instruments

The fair value of financial instruments actively traded in organized markets is determined based on quoted market prices at the balance sheet date, without a deduction of transaction costs.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These techniques include the use of recent arm’s length transactions, reference to other similar instruments, discounted cash flow analysis or other valuation methods.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.5.	Financial instruments - initial recognition and subsequent measurement (Continued)

vi)	Current versus non-current classification

The PagSeguro Group presents financial assets and liabilities in the balance sheet based on current and non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in the normal operating cycle; (ii) held primarily for the purpose of trading; (iii) expected to be realized within twelve months after the reporting period; or (iv) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when: (i) it is expected to be settled in the normal operating cycle; (ii) it is held primarily for the purpose of trading; (iii) it is due to be settled within twelve months after the reporting period; or (iv) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

2.6.	Accounts receivable

Accounts receivable include receivables from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group payment platform.

Based on PagSeguro Brazil’s risk assessment, the expected credit loss is not material since the accounts receivable are mainly comprised of transactions approved by large financial institutions that have a low overall risk level based on ratings received from major credit rating agencies. Additionally, these financial institutions are the legal obligors to the accounts receivable. See Note 23.

Accounts receivable are initially recorded at the present value of expected future cash flows. The accounts receivable from installment transactions are recorded at the estimated present value of future cash flows based on the contractual terms of the transaction.

PagSeguro Group incurs financial expenses when an election to receive early payment of accounts receivable from financial institutions is made. This financial expense is recognized at the time the financial institution agrees to liquidate the accounts receivable due in installments on a prepaid basis, and it is recorded as Financial expenses in the statement of income.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.7.	Inventories

Inventories consist of POS devices. Inventories are stated at historical cost. The Company used the average cost method to account for inventories’ cost.

2.8.	Property and equipment

Property and equipment is stated at historical cost, net of accumulated depreciation and accumulated impairment losses, if any. Historical cost includes expenditures that are directly attributable to the acquisition of the items and may also include finance costs related to the acquisition of qualifying assets.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to PagSeguro Group and that such benefits can be reliably measured. The carrying amount of replaced items or parts is derecognized. All other repairs and maintenance expenses are charged to the statement of income during the year in which they are incurred.

The assets’ residual values and useful lives are reviewed at the end of each reporting period, and adjusted on a prospective basis, if appropriate. Depreciation is calculated using the straight-line method, based on the estimated useful lives, as shown below:

Data processing equipment (includes the POS devices)	2.5 to 5 years
Furniture and fittings	10 years
Facilities	10 years
Building improvements	10 years
Machinery and equipment	5 to 10 years
Vehicles	5 years

An item of property and equipment is derecognized upon disposal or when future economic benefits are expected from its use or disposal. Any gain or loss on disposal (calculated as the difference between the net disposal proceeds with the carrying amount of the asset) is recognized within “Other (expenses) income, net” in the statement of income when an asset is derecognized.

An asset’s carrying amount is immediately written down to its recoverable amount when the asset’s carrying amount is greater than its estimated recoverable amount. See note 2.10.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.9.	Intangible assets

Software licenses are recorded at historical cost. Software licenses are amortized on the straight-line basis over the estimated useful life of the software which is approximately five years.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by PagSeguro Group are recognized as intangible assets.

Directly attributable costs relating to internal development of software are capitalized as part of the software product, which mainly includes costs incurred with employees and third-party contracted services.

Other development expenditures that do not meet the capitalization criteria are expensed as incurred. Development costs previously recorded as an expense are not recognized as an asset in a subsequent period and are included in the income statement.

Capitalized computer software development costs are amortized over their estimated useful lives which are reviewed at the end of each reporting period, and adjusted on a prospective basis, if appropriate. In 2019 the useful life of software’s developed was changed from three years to five years from the date that technological feasibility is met. This change was based on the following assumptions: i) business strategy, ii) history of use of goods, iii) guarantee of suppliers, iv) technical quality of assets and v) preventive maintenance.

2.10.	Impairment of non-financial assets

The PagSeguro Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the PagSeguro Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.10.	Impairment of non-financial assets (Continued)

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used.

The Group bases its impairment calculation on most recent budgets and forecast calculations. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Goodwill is impaired when the recoverable amount of the CGU is less than it is carrying amount, an impairment loss is recognized.

2.11.	Payables to third parties

Payables to third parties refer to funds payable and amounts due to merchants that use PagSeguro Brazil platform. PagSeguro Group recognizes a liability for the transaction amount, net of the transaction cost that will be made available to the merchant on its PagSeguro account.

The payables to third parties from installment transactions are estimated based on the present value of the future cash flows, using average appropriate terms and rates, which are in accordance with the terms of these transactions.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.12.	Provisions

Provisions are recognized when PagSeguro Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. When PagSeguro Group expects the value of a provision to be reimbursed, in whole or in part (for example, due to an insurance contract) the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. Expenses associated with any provisions are presented in the statement of income, net of any reimbursements.

PagSeguro Group is a party to legal and administrative proceedings.

Provisions are established for all contingencies related to lawsuits for which it is probable that an outflow of funds will be necessary to settle the contingency/obligation and a reasonable estimate can be made. The assessment of the likelihood of loss includes the evaluation of available evidence, the hierarchy of laws, available case law, recent court decisions and their importance in the legal system, as well as the opinion of outside legal counsel. The provisions are reviewed and adjusted to reflect changes in circumstances.

2.13.	Revenue and income

Revenue from contract with customers is recognized as control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services in the ordinary course of PagSeguro Group’s activities. Revenue is presented net of sales and excise taxes and returns.

PagSeguro Group’s revenue from contract with customers substantially comprises:

•

Revenue from transaction activities and other services: Revenue from fees charged for intermediation of electronic payments, and other services such as prepaid cards, which are recognized at the time the purchase is approved by the financial institution. Revenues from fees charged for intermediation of electronic payments are recognized on a gross basis and related transaction costs are recognized as Cost of sales and services, since PagSeguro Group is the principal in the intermediation transaction. PagSeguro Group has primary responsibility for providing the services to customers and directly sets the prices for such services, independently from the related transaction costs agreed between PagSeguro Group and the card schemes or card issuers.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.13.	Revenue and income (Continued)

•

Revenue from sales (recognized between January and August as mentioned in note 2.7): Revenue from sales of POS devices and similar items, which is recognized when control of a good is transferred to the customers, i.e., on delivery of the equipment. Under Brazilian consumer law, clients have seven days after ordering Point of Sale equipment (“POS devices”) to cancel the purchase. Returns of devices are accounted for as deductions from revenue from sales at the time the equipment is returned. Revenue is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the equipment at the customer’s location.

•

Revenue from membership fee: Beginning on September 1st, 2019, the Company charges a non-refundable membership fee at the inception of the contract with customers that provides access to the PagSeguro Group ecosystem. Revenue related to the non-refundable membership fee has been deferred according to the PagSeguro clients’ internal metrics.

•

Income is mostly comprised of financial income recognized as a result of the discount rate charged on the early payments of payables to third parties (merchants). The income is recognized at the time the merchant agrees to receive a sale in installments on an early payment basis, and it is recorded as financial income in the statement of income.

2.14.	Current and deferred income tax and social contribution

Current income tax and social contribution

Tax assets and liabilities for the current year are calculated based on the expected recoverable amount or the amount payable to the tax authorities. The tax rates and tax laws used to calculate the amount are those enacted or substantively enacted at the balance sheet date in the countries where PagSeguro Group operates and generates taxable income.

Current income tax and social contribution related to items recognized directly in equity are recognized in equity. PagSeguro Group periodically evaluates the tax positions involving interpretation of tax regulations and establishes provisions when appropriate.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.14.	Current and deferred income tax and social contribution (Continued)

Deferred taxes

Deferred taxes arise from temporary differences between the tax bases of assets and liabilities and their carrying amounts at the balance sheet date.

Deferred tax liabilities are recognized for all temporary taxable differences, except in the following situations:

•

When the deferred tax liability arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit; and

•

On temporary tax differences related to investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized on all deductible temporary differences and tax loss carryforwards, to the extent that it is probable that taxable profit will be available against which they can be offset, except:

•

When the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss; and

•

On the deductible temporary differences associated with investments in subsidiaries. Deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and that taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and a deferred tax asset is recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are re-assessed, at each reporting date and are recognized to the extent that it has become probable that future taxable profits will be available to allow their utilization.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.14.	Current and deferred income tax and social contribution (Continued)

Deferred taxes (Continued)

Based on the local law of the Cayman Islands (specifically, the Companies Law of 1960), there is no taxation on the income earned by companies organized in this jurisdiction. Therefore, PagSeguro Digital has no income tax impacts in the Cayman Islands.

For the subsidiaries of PagSeguro Digital, deferred tax assets and liabilities are measured using the prevailing tax rates in the year in which the assets will be realized, and the liabilities will be settled. The currently defined tax rates of 25% for income tax and 9% for social contribution are used to calculate deferred taxes, except for BancoSeguro, which currently defined tax rates of 25% for income tax and 15% for social contribution.

Deferred tax assets and liabilities are presented on a net basis when there is legally or contractually enforceable right to offset the tax asset against the tax liability, and the deferred taxes are related to the same taxable entity and subject to the same tax authority.

2.15.	Employee benefits - Profit sharing

PagSeguro Group recognizes a liability and an expense for profit sharing subject to achievement of operational targets and performance established and approved at the beginning of each fiscal year. PagSeguro Group recognizes a provision when contractually obliged or when there is a past practice that has created a constructive obligation.

2.16.	Business combination and goodwill

PagSeguro Group accounts for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on its fair value on the acquisition date. Costs directly attributable to the acquisition are expensed as incurred. The assets acquired, and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. PagSeguro Group recognizes any non-controlling interest in the acquired business either at fair value or at the non-controlling interest’s proportionate share of the fair value of the acquired businesses’ identifiable net assets. Non-controlling interests are determined upon each acquisition. Acquisition-related costs are accounted for in the statement of income as incurred.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.16.	Business combination and goodwill (Continued)

Goodwill is measured as the excess of the consideration transferred over the fair value of net assets acquired. If the consideration transferred is smaller than the fair value of net assets acquired, the difference is recognized as a gain on bargain purchase in the statement of income. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9.

2.17.	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the PagSeguro Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

2.18.	Share-based payments (LTIP and LTIP Goals)

Members of the Company’s management participate in a Long-Term Incentive Plan, or LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL and are submitted to our Board of Directors for adoption. In this plan employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions). The cost of equity-settled transactions is determined by the fair value at the date when the grant is made.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.18.	Share-based payments (LTIP and LTIP Goals) (Continued)

That cost is recognized in personnel expenses (Note 21), together with a corresponding increase in equity over the period in which the service is fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense in the statement of profit or loss represents the movement in cumulative expense recognized as at the beginning and end of the year. No expense is recognized for awards that do not ultimately vest because service conditions have not been met.

LTIP-Goals plan was established at PagSeguro Brazil on December 18, 2018, as approved by the Company’s board of directors. Beneficiaries under the LTIP-Goals plan were granted awards, which may be payable in cash, Class A common shares or a combination of the two, at the discretion of the LTIP-Goals Committee based on the goals established in the Company’s corporate results-sharing plan for any given year. If any portion of an award is payable in Class A common shares, the relevant number of Class A will be determined on the last business day of January following the year for which such amount was awarded. The Company accounts for the LTIP-Goals plan as a liability plan, the grant dates of LTIP-Goals started in 2019.

2.19.	New accounting pronouncements

Effective for periods beginning on or after January 1, 2019

The following new standards have been issued by IASB and are effective for the twelve-month ended December 31, 2019. As required by IAS 8, the nature and effect of these changes are disclosed below. Those changes, however, did not have material impacts on the consolidated financial statements.

IFRS 16 - Leases

This new standard requires lessees to recognize the liability of the future payments and the right of use of the leased asset for virtually all lease contracts, including operating leases. Certain short-term and low-value contracts may be out of the scope of this new standard. The criteria for recognition and measurement of leases in the financial statements of the lessors are substantially maintained. IFRS 16 is effective for years beginning on or after January 1, 2019 and replaces IAS 17 - “Leases” and related interpretations. Management has performed an assessment and did not identify any material impacts to date. Therefore, changes to standards or new pronouncements applicable to the years presented in the consolidated financial statements were not relevant to the PagSeguro Group, for retrospective disclosure and disclosure of amounts.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.19.	New accounting pronouncements (Continued)

Effective for periods beginning on or after January 1, 2019 (Continued)

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately;

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities;

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and

•	How an entity considers changes in facts and circumstances.

Upon adoption of the Interpretation, the Group considered whether it has any uncertain tax positions and whether the tax treatments adopted will be accepted by the taxation authorities. The interpretation did not have any relevant financial impact on the consolidated financial statements.

Annual Improvements 2015-2017 Cycle

IFRS 3 - Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2019. These amendments had no impact on the consolidated financial statements as there is no transaction where a joint control is obtained.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the consolidated financial statements and significant accounting policies (Continued)

2.19.	New accounting pronouncements (Continued)

Effective for periods beginning on or after January 1, 2019 (Continued)

Annual Improvements 2015-2017 Cycle (Continued)

IAS 12 - Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events.

An entity applies the amendments for annual reporting periods beginning on or after 1 January 2019. When the entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period. The amendment did not have an impact on the consolidated financial statements.

3.	Accounting estimates and judgments

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Based on assumptions, PagSeguro Group makes estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimates and assumptions are addressed below:

3.1.	Estimated useful life of intangible assets

PagSeguro Group uses an estimated useful life to calculate and record the amortization applied to its intangible assets which may differ from the actual term over which the intangible assets are expected to generate benefits for PagSeguro Group.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

3.	Accounting estimates and judgments (Continued)

3.1.	Estimated useful life of intangible assets (Continued)

The amortization of software usage rights is defined based on the effective period of the license contracted. The amortization of internally developed software is defined based on the period over which the software will generate future economic benefits for PagSeguro Group.

3.2.	Deferred income tax and social contribution

PagSeguro Group recognizes deferred income tax and social contribution based on future taxable profit estimates for the next five years. These projections are periodically reviewed and approved by management.

3.3.	Provision for contingencies

PagSeguro Group recognizes provisions for civil, tax and labor lawsuits. The assessment of probability of loss includes assessing the available evidence and jurisprudence, the hierarchy of laws and most recent court decisions. Provisions are reviewed and adjusted to consider changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or court decisions.

4.	Consolidation of subsidiaries

	As of December 31, 2019			For the year ended December 31, 2019	As of December 31, 2019
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level
PagSeguro Brazil	15,928,993	8,345,077	7,583,916	1,393,512	99,99	Direct
BS Holding	132,347	99,861	32,486	(27,514)	99,99	Direct
Net+Phone	302,489	134,728	167,762	38,814	99,99	Indirect
Boa Compra	127,633	94,425	33,208	6,659	99,99	Indirect
BCPS	1,529	368	1,161	(486)	99,50	Indirect
R2TECH	14,527	2,519	12,008	8,139	100,00	Indirect
BIVA	22,929	5,017	17,912	5,379	100,00	Indirect
FIDC	2,539,512	353,279	2,186,233	1,655,508	100,00	Indirect
TILIX	10,539	11,237	(698)	(2,200)	100,00	Indirect
BancoSeguro	1,275,166	1,158,426	116,740	(27,200)	100,00	Indirect
Yamí	588	570	18	37	100,00	Indirect
RegistraSeguro	5,000	—	5,000	—	100,00	Indirect

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

4.	Consolidation of subsidiaries (Continued)

•	PagSeguro Brazil: is engaged in providing financial technology solutions and services and the corresponding related activities. PagSeguro Brazil has investments in the following companies:

•	Net+Phone: Is mainly engaged in acquisition and selling POS devices and similar items.

•	Boa Compra: Allows its clients to operate in cross-border transactions where the merchant and consumer are located in different countries across Latin America, Spain, Portugal and Turkey.

•

BCPS: On January 1, 2017, PagSeguro Brazil acquired 99.5% of the share capital and obtained the control of BCPS. BCPS’s main activity is to serve as Boa Compra’s hub in Portugal and handles part of its account management.

•

R2TECH: On May 2, 2017, PagSeguro Brazil acquired 51.0% and the remaining 49.0% in February 2019, obtained 100% of the share capital of R2TECH. R2TECH’s main activity is in the information technology industry, focused on the processing of back-office solutions, including sales reconciliation, gateway solutions and services and the capture of credit cards with acquirers and sub acquirers.

•

BIVA: On October 3, 2017, PagSeguro Brazil acquired a controlling interest of 51.4% in BIVACO Holdings S.A., whose main objective is to acquire participations in other companies, commercial or civil, as partner, shareholder or quota holder, as well as the management of these holdings.

In 2017, 2018 and 2019 PagSeguro Brazil made successive acquires of additional interests in BIVA concluding on April 1, 2019, PagSeguro acquire of additional interest of 22.65% of the issued shares of BIVA. This purchase increased PagSeguro Brazil’s interest to 100% of BIVAs shares.

•

FIDC: FIDC is an investment fund which was formed on October 4, 2017, to finance the growth of PagSeguro Brazil’s early payment of receivables feature by acquiring payables to third parties held by PagSeguro Brazil (“Assignor”). PagSeguro Brazil consolidates the financial statements of FIDC, since the risks of default and the responsibility for the payment of expenses and administration fees related to the FIDC are linked to subordinated quotas held by the PagSeguro Brazil.

In March 29, 2018, third party investors contributed capital in the amount of R$ 20 million in FIDC, acquiring only senior and mezzanine quotas of the FIDC. The senior and mezzanine quotes pay 107% of the Brazilian Interbank Deposit Certificate (CDI) with annual amortization of interest.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

4.	Consolidation of subsidiaries (Continued)

On December 31, 2019, the share capital of FIDC is comprised of subordinated quotas, senior quotas and mezzanine quotas. PagSeguro Brazil owns 100% of the subordinated quotas.

•

TILIX: On December 5, 2018, PagSeguro Brazil acquired 100% of the share capital and obtained the control of TILIX. The company provides software development for managing payment solutions for B2C and B2B.

•	YAMÍ: On August 9, 2019, PagSeguro Brazil acquired 100% of the share capital and obtained the control of YAMÍ. The Company provides a back-office platform for e-commerce and marketplace.

•

RegistraSeguro: On October 2, 2019, PagSeguro Brazil constituted the Company by investing R$5,000 in share capital. The Company provides financial services and software developments related to financial market.

•

BS Holding: is a holding company whose main objective is to acquire participations in other companies, mainly related to banking and financial services, as partner, shareholder or quota holder, as well as the management of these holdings. On January 4, 2019, BS Holding acquired 100% of BBN Banco Brasileiro de Negócios S.A. (renamed BancoSeguro S.A. in February 2019). BancoSeguro, organized in Brazil, through our fully owned direct subsidiary BS Holding. BancoSeguro holds a license to provide financial services.

5.	Segment reporting

Operating segments are determined based on the information reported and reviewed by the Board of Directors, which is responsible for allocating resources and assessing the performance of the business and to make PagSeguro Group’s strategic decisions.

Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Group operate in a single segment, which is rendering transaction processing services.

PagSeguro Group has revenue arising from Brazilian domestic customers and customers located abroad. The main revenue is related to sales from the Brazilian domestic market. The international market represents 1%, 1% and 2% for the years 2019, 2018 and 2017, respectively.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

6.	Cash and cash equivalents

	2019	2018
Short-term bank deposits	470,073	405,227
Short-term investment	933,882	2,357,823

	1,403,955	2,763,050

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less, and with immaterial risk of change in value. Short-term investments consist mainly of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the Basic Interest Rate (SELIC, currently at 4.25% per year).

7.	Financial investments

Financial investments consists of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the Brazilian Basic Interest Rate (SELIC, currently at 4.25% per year), certain of which are invested to comply with certain requirements for authorized payment institutions as set forth by Central Bank of Brazil regulation. This financial asset was classified at fair value through other comprehensive income. Unrealized losses of LFTs for the year ended December 31, 2019 totaled R$28.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

8.	Accounts receivable

	2019					2018
	Visa	Master	Hipercard	Elo	Total	Visa	Master	Hipercard	Total
Legal obligors
Itaú	727,224	2,217,111	593,858	—	3,538,193	570,463	1,979,994	514,627	3,065,084
Bradesco	987,984	163,725	—	242,862	1,394,571	735,784	170,497	—	906,281
Banco do Brasil	765,341	140,774	—	152,327	1,058,442	566,537	153,633	—	720,170
CEF	145,400	154,473	—	122,324	422,197	133,882	173,208	—	307,090
Santander	283,348	986,777	—	—	1,270,125	247,950	871,976	—	1,119,926
Other (*)	623,224	1,538,987	—	73,677	2,235,888	386,808	1,069,323	—	1,456,131
Total card issuers (i)	3,532,521	5,201,847	593,858	591,190	9,919,416	2,641,424	4,418,631	514,627	7,574,682

Cielo - Elo	—	—	—	—	152,758	—	—	—	366,619
Cielo	—	—	—	—	590	—	—	—	91,402
Vero	—	—	—	—	6,662	—	—	—	4,396
Other	—	—	—	—	34,732	—	—	—	41,057
Total acquirers (ii)	—	—	—	—	194,742	—	—	—	503,474

Other current	—	—	—	—	363,021	—	—	—	26,523
Other non-current	—	—	—	—	29,943	—	—	—	—
Total other (iii)	—	—	—	—	392,964	—	—	—	26,523

Total accounts receivable	3,532,521	5,201,847	593,858	591,190	10,507,122	2,641,424	4,418,631	514,627	8,104,679

(*)	Refers to other pulverized receivables from legal obligors.
(i)

Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard or Elo. However, PagSeguro Brazil’s contractual accounts receivable are with the financial institutions, which are the legal obligors on the accounts receivable. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Elo or Hipercard, as applicable, in the event that the legal obligors do not make payment.

(ii)

Acquirers: refers to card processing transactions to be received from the acquirers, which are third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil. This balance also includes the receivables from sales of POS devices.

(iii)	Other accounts receivable: Mainly related to portfolio of loans and receivables with our customers.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

8.	Accounts receivable (Continued)

The maturity analysis of accounts receivable is as follows:

	2019	2018
Due within 30 days	4,791,275	4,323,893
Due within 31 to 120 days	2,780,018	3,135,358
Due within 121 to 180 days	1,301,348	468,913
Due within 181 to 360 days	1,604,538	176,515
Due after 360 days	29,943	—

	10,507,122	8,104,679

9.	Related-party balances and transactions

PagSeguro Group is controlled by UOL (incorporated in Brazil).

i)	Balances and transactions with related parties

	2019	2018
	Payables	Payables
Immediate parent
UOL - sales of services (a)	10,575	9,822
UOL - shared service costs (b)	4,229	10,234
Affiliated companies
UOL Diveo - sales of services (a)	3,117	3,290
UOL Diveo - shared service costs	—	126
Transfolha Transportadora e Distribuição Ltda.	1,440	4,336
Others	2,826	2,989

	22,187	30,797

(a)	Sales of services refers mainly to the purchase of advertising services from UOL.
(b)	Share service costs refers mainly to technical support in hosting from UOL Diveo Tecnologia Ltda. (“UOL Diveo”).

	2019		2018		2017
	Revenue	Expense	Revenue	Expense	Revenue	Expense
Immediate parent
UOL - shared service costs (a)	—	117,277	—	105,433	—	58,375
UOL - sales of services (b)	2,520	51,033	2,233	52,115	689	46,976
Affiliated companies
UOL Diveo - shared service costs	—	480	—	534	—	24
UOL Diveo - sales of services (c)	—	36,790	—	26,943	—	28,953
Transfolha Transportadora e Distribuição Ltda.	—	17,209	374	18,889	39	15,405
Others	51	555	561	54	752	130

	2,571	223,344	3,168	203,968	1,480	149,863

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

9.	Related-party balances and transactions (Continued)

i)	Balances and transactions with related parties (Continued)

(a)

Shared services costs mainly related to (i) payroll costs, (ii) IT structure (software) and (iii) property rental which are incurred by the parent company UOL and are charged to PagSeguro Brazil pursuant to cost sharing contractual agreements. Such costs are included in administrative expenses. The balance include payroll taxes related to LTIP payments made in the year ended December 31, 2019 which amounted to R$56,353 (R$61,713 in year ended December 31, 2018), and which are paid by the parent company UOL and reimbursed by the PagSeguro Group.

(b)	Sale of services related to advertising incurred by the parent company UOL and are charged to PagSeguro Brazil.
(c)	Sales of services from the affiliated company UOL Diveo related to technical support in hosting and colocation services and are charged to PagSeguro Brazil.

ii)	Key management compensation

Key management compensation includes short and long-term benefits of PagSeguro Brazil’s executive officers. The short and long-term compensation related to the executive officers in 2019 amounted to R$109,414 (R$99,331 and R$3,487 in 2018 and 2017, respectively).

10.	Business combinations

Acquisition for the year ended December 31, 2019

On January 4, 2019, PagSeguro Group acquired 100% of the share capital and obtained control of BBN Banco de Negócios S.A (renamed BancoSeguro S.A. in February 2019). Total consideration paid in cash amounted to R$59,765 and the total net assets acquired at fair value amounted to R$44,549, which included a separately identified intangible asset with a fair value of R$2,605, presenting the license to operate the banking business.

On August 9, 2019, PagSeguro Group acquired 100% of the share capital and obtained control of YAMÍ. Purchase price amounted to R$3,000 and the total net liabilities acquired at fair value amounted to R$310, resulting in the recognition of goodwill of R$3,310. The consideration paid in cash amounted to R$1,350 and the remaining will be paid in installments.

These acquisitions are in accordance with PagSeguro Group’s business strategies, ramping up investments on new technologies, products and services for our digital ecosystem.

The goodwill recognized is primarily attributed to the expected synergies and other benefits from combining the assets and activities of BancoSeguro and YAMÍ with those of PagSeguro Group as well as generate more usage and engagement from PagSeguro clients.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

10.	Business combinations (Continued)

Acquisition for the year ended December 31, 2019 (Continued)

The purchase price allocation of these acquisitions was as follows:

Fair value of assets and liabilities acquired
The assets and liabilities arising from the acquisition
Cash and cash equivalents	44,568
Liquid working capital, Assets acquired	107
Liabilities assumed	(436)
IntangIntangible assets	2,605

Fair value of net assets	46,844

Goodwill	15,925

Purchase cost	62,769

Consideration for the purchase settled in cash	61,115

Cash and cash equivalents at the subsidiary acquired	(44,568)

Amount paid on acquisitions less cash and cash equivalents acquired	16,547

Acquisition for the year ended December 31, 2018

On December 5, 2018, PagSeguro Brazil acquired 100.0% of the share capital and obtained the control of TILIX. The total consideration for the purchase was R$19,610, of which R$3,810 was settled in cash and R$15,800 in variable installments, subject to the attainment of specific targets in 2020 (R$4,100) and 2021 (R$11,700), established in the acquisition agreement. The fair value of the assets acquired, and the liabilities assumed on the acquisition date, are substantially similar to their book value. Based on current management expectations, this performance goal will be achieved. The purchase price allocation was concluded and resulted in the allocation of R$1,641 to intangible assets (software).

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

10.	Business combinations (Continued)

Acquisition for the year ended December 31, 2018 (Continued)

The goodwill of R$17,534 arising from the acquisition is attributable to the future profitability of the business in synergy with the products offered by the PagSeguro Group. The fair values of the identifiable assets and liabilities of TILIX were:

Fair value of assets and liabilities acquired
The assets and liabilities arising from the acquisition
Cash and cash equivalents	1,996
Liquid working capital
Assets acquired	130
Liabilities assumed	(3,975)
Property, plant and equipment and intangible assets	3,925

Value of net assets	2,076

Goodwill	17,534

Purchase cost	19,610

Consideration for the purchase settled in cash	3,810

Cash and cash equivalents at the subsidiary acquired	(1,996)

Amount paid on acquisitions less cash and cash equivalents acquired	1,814

11.	Property and equipment

a)	Property and equipment are composed as follows:

	2019
	Cost	Accumulated depreciation	Net
Data processing equipment	65,116	(18,578)	46,538
Machinery and equipment (a)	371,741	(28,512)	343,229
Furniture and fittings	2,660	(382)	2,278
Leasehold improvements	8,480	(1,410)	7,070
Other	1,366	(491)	875

	449,363	(49,373)	399,990

	2018
	Cost	Accumulated depreciation	Net
Data processing equipment	23,334	(7,815)	15,519
Machinery and equipment	44,757	(3,096)	41,661
Furniture and fittings	2,153	(148)	2,005
Leasehold improvements	6,954	(195)	6,759
Other	1,409	(249)	1,160

	78,607	(11,503)	67,104

(a)	Net book value of machinery and equipment includes R$340,011 of POS devices.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

11.	Property and equipment (Continued)

b)	The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment	Furniture and fittings	Leasehold improvements	Other	Total
At December 31, 2017
Cost	11,024	4,738	397	263	185	16,607
Accumulated depreciation	(5,114)	(444)	(66)	(29)	(65)	(5,718)

Net book value	5,910	4,294	331	234	120	10,889

Cost
Purchases	12,310	40,019	1,667	6,341	1,238	61,575
Disposals	—	—	—	—	(15)	(15)
Acquisition of subsidiary	—	—	89	351	—	440
Depreciation	(2,701)	(2,652)	(82)	(166)	(184)	(5,785)
At December 31, 2018
Cost	23,334	44,757	2,153	6,954	1,409	78,607
Accumulated depreciation	(7,815)	(3,096)	(148)	(195)	(249)	(11,503)

Net book value	15,519	41,661	2,005	6,759	1,160	67,104

At December 31, 2019
Cost
Purchases	45,959	327,766	525	1,526	30	375,806
Disposals	(4,177)	(782)	(18)	—	(73)	(5,050)
Depreciation	(10,763)	(25,416)	(234)	(1,215)	(242)	(37,870)

Net book value	46,538	343,229	2,278	7,070	875	399,990

At December 31, 2019
Cost	65,116	371,741	2,660	8,480	1,366	449,363
Accumulated depreciation	(18,578)	(28,512)	(382)	(1,410)	(491)	(49,373)

Net book value (a)	46,538	343,229	2,278	7,070	875	399,990

(a)	Net book value of machinery and equipment includes R$340,011 of POS devices. The accumulated depreciation of POS after beginning/ of the membership model was R$15,490

12.	Intangible assets

a)	Intangible assets are as follows

	2019
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	787,970	(302,031)	485,939
Software licenses	58,247	(13,492)	44,755
Goodwill (ii)	54,858	—	54,858
Other	4,586	(585)	4,001

	905,661	(316,108)	589,553

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

12.	Intangible assets (Continued)

a)	Intangible assets are as follows (Continued)

	2018
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	462,282	(211,929)	250,353
Software licenses	17,227	(4,073)	13,154
Goodwill (ii)	40,574	—	40,574
Other	1,981	(448)	1,533

	522,064	(216,450)	305,614

(i)	PagSeguro Group capitalizes the expenses incurred with the development of platforms, which are amortized over their estimated useful lives.
(ii)

As of December 31, 2018, the balances comprise the goodwill arising from the acquisition of the companies R2TECH, BIVA and TILIX. As of December 31, 2019, the balances include the goodwill arising from the acquisitions of BancoSeguro and YAMÍ (Note 10).

b)	The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total
At December 31, 2017
Cost	241,490	9,510	23,686	1,981	276,667
Accumulated amortization	(115,665)	(2,043)	—	(91)	(117,799)

Net book value	125,825	7,467	23,686	1,890	158,868

Cost
Additions	218,947	7,717	—	—	226,665
Acquisition of subsidiary	1,845	—	16,888	—	18,733
Amortization	(96,264)	(2,030)	—	(357)	(98,651)
At December 31, 2018
Cost	462,282	17,227	40,574	1,981	522,065
Accumulated amortization	(211,929)	(4,073)	—	(448)	(216,450)

Net book value	250,353	13,154	40,574	1,533	305,614

At December 31, 2019
Cost
Additions	326,771	42,517	—	—	369,288
Acquisition of subsidiary	1,641	—	14,284	2,605	18,530
Disposals	(2,724)	(1,497)	—	—	(4,221)
Amortization
Amortization	(90,102)	(9,419)	—	(137)	(99,658)

Net book value	485,939	44,755	54,858	4,001	589,553

At December 31, 2019
Cost	787,970	58,247	54,858	4,586	905,661
Accumulated amortization	(302,031)	(13,492)	—	(585)	(316,108)

Net book value	485,939	44,755	54,858	4,001	589,553

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

13.	Payables to third parties

Payables to third parties correspond to amounts to be paid to merchants with respect to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil’s average settlement terms agreed upon with commercial establishments is up to 14 days.

14.	Salaries and social charges

	2019	2018
Profit sharing	50,473	20,653
Salaries payable	8,045	4,378
Social charges	9,416	8,421
Payroll accruals	27,503	14,601
Payroll taxes (LTIP)	7,323	23,816
Other	4,052	2,067

	106,812	73,936

15.	Taxes and contributions

	2019	2018
Taxes
Services tax and other (i)	223,529	122,241
Value-added tax on sales and services (ii)	31,400	23,796
Social integration program (iii)	22,216	17,530
Social contribution on revenues (iii)	136,682	107,872
Income tax and social contribution (iv)	726	685
Other	4,489	1,919

	419,042	274,043

Judicial deposits (v)
Services tax (i)	(108,026)	(52,226)
Value-added tax on sales and services (ii)	(31,028)	(19,476)
Social integration program (iii)	(21,804)	(17,088)
Social contribution on revenues (iii)	(134,180)	(105,160)

	(295,038)	(193,950)

	124,004	80,093

(i)	Refers to taxes on revenue.
(ii)	Refers to the Value-added Tax on Sales and Services (ICMS) amounts due by Net+Phone, related to tax substitution and tax rate differential, applied on sales of credit and debit card readers.
(iii)	Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iv)	Refers to the income tax and social contribution payable on current income taxes and contribution.
(v)	The PagSeguro Group obtained court decisions to deposit the amount related to the payments in escrow for matters discussed in items “i”, “ii” and “iii” above.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

16.	Provision for contingencies

PagSeguro Group is party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, which in some cases the PagSeguro Group has made corresponding judicial deposits. The likelihood of a negative outcome is assessed periodically and adjusted by management, when appropriate. Such assessment includes the opinion of its external legal advisors.

	2019	2018
Civil	9,152	6,680
Labor	2,697	324

	11,849	7,004

The PagSeguro Group is a party on tax lawsuits involving risks classified by legal advisors as possible losses, for which no provision was recognized at December 31, 2019, totaling approximately R$67,401 (December 31, 2018 - R$50,978). The PagSeguro Group is not a party to civil and labor lawsuits involving risks classified by management as possible losses.

Below we demonstrate the movements of the provision for contingencies in 2019:

At December 31, 2017	4,648
Accrual	3,745
Settlement	(1,792)
Interest	403

At December 31, 2018	7,004

Accrual	8,227
Settlement	(4,822)
Interest	1,440

At December 31, 2019	11,849

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

17.	Income tax and social contribution

a)	Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Other temporary differences assets	Total deferred tax assets	Technological innovation (i)	Other temporary differences Liability (ii)	Total deferred tax liabilities	Net deferred tax liability
Deferred tax
At December 31, 2017	1,487	2,885	32,642	37,014	(41,192)	(1,616)	(42,808)	(5,794)

Included in the statement of income	1,424	(712)	32,073	32,785	(41,987)	(117,129)	(159,116)	(126,331)

At December 31, 2018	2,911	2,173	64,715	69,799	(83,179)	(118,745)	(201,924)	(132,125)
Included in the statement of income	47,223	3,445	66,699	117,367	(78,032)	(560,378)	(638,410)	(521,043)
Other	—	—	22,218	22,218	—	—	—	22,218

At December 31, 2019	50,134	5,618	153,632	209,384	(161,211)	(679,123)	(840,334)	(630,950)

(i)	Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount of property and equipment.
(ii)	The main other liability temporary difference refers to deferred income tax and social contribution related to our FIDC quotas.

Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. As of December 31, 2019, Company did not have any unrecognized tax assets. Tax losses do not have expiration date.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

17.	Income tax and social contribution (Continued)

b)	Reconciliation of the income tax and social contribution expense:

PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the years ended December 31, 2019, 2018 and 2017:

	For the year ended December 31,
	2019	2018	2017
Net income before taxes	1,912,539	1,217,623	683,504
Statutory rate	34%	34%	34%

Expected income tax and social contribution	(650,263)	(413,992)	(232,391)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	(814)	(352)	(375)
R&D and technological innovation benefit - Law 11.196/05 (i)	86,665	58,893	24,987
Taxation of income abroad (ii)	(302)	45,008	—
Other additions	19,200	3,309	3,069

Income tax and social contribution expense	(545,514)	(307,134)	(204,711)

Effective rate	29%	25%	30%
Income tax and social contribution - current	(24,471)	(180,884)	(214,988)
Income tax and social contribution - deferred	(521,043)	(126,331)	10,278

(i)

Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by PagSeguro Group on specific intangible assets, see Note 12.

(ii)

Refers to the benefit based on the local law of the Cayman Islands (specifically, the Companies Law of 1960). There is no taxation on the income earned in the companies based in this jurisdiction. As a result of the local tax regulations, all the exchange variations from dollars to reais which generate income have no tax impacts for PagSeguro Digital.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

18.	Equity

a)	Share capital

At December 31, 2019, share capital is represented by 328,855,412 common shares, par value of US$0.000025. Share capital is comprised of the following:

December 31, 2017 shares issued	262,288,607

Primary shares offered in the IPO	50,925,642
Primary shares offered in the follow-on offering	11,550,000
Treasury shares	503,642
Long-Term Incentive Plan	3,024,625
Repurchase of common shares	(503,642)

December 31, 2018 shares issued	327,788,874

Treasury shares	15,000
Long-Term Incentive Plan	1,066,538
Repurchase of common shares	(15,000)

December 31, 2019 shares issued	328,855,412

At year ended December 31, 2019, shares of PagSeguro Digital were issued as a result of the IPO, follow-on offering and long-term incentive plan, see details in Notes 1.1, 1.2, 1.3 and 18 (c).

Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction, net of tax, from the IPO and follow-on offering gross proceeds.

b)	Capital reserve

The capital reserve can only be used to increase capital, offset losses, redeem, reimburse or purchase shares or pay cumulative dividends on preferred shares.

On January 26, 2018, 50,925,642 new shares were issued at a price of US$21.50 per share representing net proceeds of US$1,046.0 million (or R$3,289.8 million). Refer to Note 1.1 for further details.

On June 26, 2018, 11,550,000 new shares were issued at a price of US$29.25 per share representing net proceeds of US$326.8 million (or R$1,232.6 million). Refer to Note 1.2 for further details.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

18.	Equity (Continued)

c)	Share based long-term incentive plan (LTIP)

Members of management participate in the LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL and are submitted to our Board of Directors for adoption.

On January 26, 2018, beneficiaries under the LTIP were granted rights in the form of notional cash amounts without cash consideration. These rights vest in five equal annual installments (as a service condition, the employee must remain in service until each installment’s vesting date) starting on the earlier of July 29, 2015 and the beneficiary’s employment start date. Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21.50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO.

The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date in shares.

The shares granted under the LTIP are subject to a one-year lock-up period. Any shares that are issued on a subsequent vesting date during the first year after the IPO will be subject to the remainder of that same lock-up period, expiring one year after the IPO. After the close of that one-year period, shares to be granted under the LTIP will no longer be subject to a lock-up.

This arrangement is classified as equity settled. For the year ended December 31, 2019, the Company recognized compensation expenses related to the LTIP in the total amount of R$93,369 (R$299,037 in 2018).

The maximum number of common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of our issued share capital at any time. At December 31, 2019, total shares granted were 7,219,100, and the total shares issued were 4,091,163.

d)	Equity valuation adjustments

Transactions with shareholders for the acquisition of non-controlling interest amounted to R$22,372 as of December 31, 2019 related to R2TECH, in the amount of R$11,663 (R$0 as of December 31,2018), and BIVA, in the amount of 10,709 (R$7,588 as of December 31, 2018).

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

18.	Equity (Continued)

e)	Treasury shares

On October 30, 2018, PagSeguro Digital’s board of directors authorized a share repurchase program, under which the PagSeguro Group may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company’s management is responsible for defining the timing and the number of shares to be acquired, within authorized limits.

During the year ended December 31, 2018 a number of 503,642 shares were repurchased for a total of US$10,119 (average of US$20.09 per share) which corresponds to R$39,532.

During the year ended December 31, 2019 a number of 15,000 shares were repurchased for a total of US$422 (average of US$28.14 per share) which corresponds to R$1,735.

19.	Earnings per share

a)	Basic

Basic earnings per share is calculated by dividing net income the profit attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding for the years ended December 31, 2019, 2018 and 2017:

	For the year ended December 31,
	2019	2018	2017
Profit attributable to stockholders of the Company	1,365,597	909,267	478,781
Weighted average number of outstanding common shares	328,169,609	317,647,562	262,288,607

Basic earnings per share - R$	4.1613	2.8625	1.8254

b)	Diluted

Diluted earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The share in the LTIP are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

19.	Earnings per share (Continued)

b)	Diluted (Continued)

	For the year ended December 31,
	2019	2018	2017
Net income attributable to equity holders of the parent	1,365,597	909,267	478,781

Effect of dilution
Weighted average number of outstanding common shares	328,169,609	317,647,562	262,288,607
Weighted average number of shares under options	—	2,581,716	—
Weighted average number of shares that would have been issued at average market price	1,090,047	(2,102,607)	—

Weighted average number of common shares for diluted earnings per share	329,259,656	318,126,671	262,288,607

Diluted earnings per share - R$	4.1475	2.8582	1.8254

20.	Total revenue and income

	For the year ended December 31,
	2019	2018	2017
Gross revenue from transaction activities and other services (i)	3,862,627	2,638,103	1,391,381
Gross revenue from sales (ii)	243,728	513,795	655,153
Gross financial income (iii)	2,054,430	1,464,877	858,410
Other financial income (iv)	126,404	278,445	8,576

Total gross revenue and income	6,287,189	4,895,220	2,913,520

Deductions from gross revenue from transactions activities and other services (v)	(486,559)	(371,000)	(167,120)
Deductions from gross revenue from sales (vi)	(69,502)	(139,183)	(183,229)
Deductions from gross financial income (vii)	(23,919)	(50,345)	(39,786)

Total deductions from gross revenue and income	(579,980)	(560,528)	(390,135)

Total revenue and income	5,707,209	4,334,692	2,523,385

(i)	In the year ended December 31, 2019, R$8,815 correspond to membership fee.
(ii)	In the year ended December 31, 2019, R$30,031 correspond to reversal of inventory provisions (obsolescence and net realizable value).

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

20.	Total revenue and income (Continued)

(iii)	Includes (a) interest income from early payment of notes payable to third parties and (b) interest on accounts receivable due in installments.
(iv)	The decrease in the period refers to foreign exchange gain on the currency conversion of the IPO and follow-on offering proceeds for the year ended December 31, 2018 in the amount of R$131,212.
(v)	Deductions consist of sales taxes. Additionally, in the year ended December 31, 2019, R$815 correspond to membership fee taxes.
(vi)	Deductions include sales taxes and returns.
(vii)	Deductions consist of taxes on financial income.

21.	Expenses by nature

	For the year ended December 31,
	2019	2018	2017
Transactions costs	(1,815,374)	(1,246,480)	(661,067)
Cost of goods sold (i)	(463,293)	(567,807)	(451,635)
Marketing and advertising	(476,466)	(375,519)	(275,394)
Personnel expenses (ii)	(399,104)	(546,826)	(105,794)
Financial expenses	(38,138)	(31,209)	(104,544)
Chargebacks (iii)	(200,633)	(71,491)	(47,854)
Depreciation and amortization (iv)	(128,348)	(95,363)	(51,571)
Other	(273,314)	(182,374)	(142,022)

	(3,794,670)	(3,117,069)	(1,839,881)

Classified as:
Cost of services	(2,236,066)	(1,510,770)	(829,661)
Cost of sales	(526,021)	(633,929)	(494,719)
Selling expenses	(565,170)	(351,439)	(245,759)
Administrative expenses	(427,366)	(581,668)	(153,177)
Financial expenses	(38,138)	(31,209)	(104,544)
Other (expenses) income, net	(1,909)	(8,054)	(12,021)

	(3,794,670)	(3,117,069)	(1,839,881)

(i)	Includes R$68,413 for the year ended 2019 related to taxes paid in relation to the sale of POS devices to a Group Company’ transactions.
(ii)	Includes R$93,369 and R$264,179 of compensation expense related to the LTIP, for the years ended December 31, 2019 and 2018, respectively.
(iii)	Chargebacks refer mainly to losses recognized during the period related to fraudulent card processing operations, as detailed in Note 23 (ii).

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

21.	Expenses by nature (Continued)

(iv)	Depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

	For the year ended December 31,
	2019	2018	2017
Depreciation
Cost of sales and services (i)	(33,421)	(4,012)	(1,088)
Selling expenses	(28)	(13)	(10)
Administrative expenses	(4,421)	(1,760)	(714)

	(37,870)	(5,785)	(1,812)

Amortization
Cost of sales and services	(97,765)	(97,856)	(54,151)
Selling expenses	—	—	—
Administrative expenses	(1,892)	(795)	(375)

	(99,657)	(98,651)	(54,526)

PIS and COFINS credits (ii)	9,179	9,073	4,767

Depreciation and amortization expense, net	(128,348)	(95,362)	(51,571)

(i)	The accumulated depreciation of POS after beginning of the membership model was R$15,490.
(ii)

PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce depreciation and amortization expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

22.	Financial instruments by category

The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.

The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this Note were selected based on their relevance.

The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

22.	Financial instruments by category (Continued)

The PagSeguro Group classifies its financial instruments into the following categories:

	2019	2018
Financial assets
Amortized cost:
Cash and cash equivalents	1,403,955	2,763,050
Accounts receivable	10,507,122	8,104,679
Other receivables	84,099	20,148
Judicial deposits	5,651	1,511
Investment	1,500	—
Fair value through other comprehensive income
Financial investments	1,349,666	—

	13,351,993	10,889,388

	2019	2018
Financial liabilities
Amortized cost:
Payables to third parties	5,326,290	4,324,198
Trade payables	256,281	165,246
Payables to related parties	22,187	30,797
Other payables	73,129	29,501
Fair value through profit or loss
Contingent consideration (included in other payables)	15,800	—

	5,693,687	4,549,742

23.	Financial risk management

The PagSeguro Group’s activities expose it to a variety of financial risks: market risk (including currency risk and cash flow or fair value interest rate risk), fraud risk (chargebacks), credit risk and liquidity risk. The PagSeguro Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group’s financial performance.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. In the Group, market risk comprises interest rate risk and foreign currency risk and other price risk, such as equity price risk.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

23.	Financial risk management (Continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As of December 31, 2019 and 2018, the PagSeguro Group is not materially exposed to the risk of changes in market interest rates mostly due to its capital structure that takes into consideration a reduced amount of debt.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. As of December 31, 2019 and 2018, the PagSeguro Group is not materially exposed to foreign exchange risk.

Equity price risk

The Group’s non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of December 31, 2019 and December 31, 2018, the exposure to equity price from such investments was not material.

Fraud Risk (chargeback)

The PagSeguro Group’s sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:

The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.

The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group’s ability to avoid new frauds.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

23.	Financial risk management (Continued)

Credit risk (Continued)

Credit risk is managed on a group basis and for its accounts receivable is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, and/or (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers.

In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:

(i)	Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody’s, which do not require additional monitoring;

(ii)	Card issuers with a medium level of risk, which are also monitored in accordance with the Basel and property, plant and equipment ratios; and

(iii)	Card issuers with a high level of risk, which are assessed by the committee at monthly meetings.

No credit limits were exceeded during the reporting period, and management does not expect any losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks, presented under fraud risk.

Liquidity risk

The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines for the obtaining borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has enough funds to honor its obligations to third parties and meet its operational needs.

The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts.

At December 31, 2019, PagSeguro Group held cash and cash equivalents of R$1,403,955 (R$2,763,050 at December 31, 2018).

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

23.	Financial risk management (Continued)

Liquidity risk (Continued)

The table below shows the PagSeguro Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days
At December 31, 2019
Payables to third parties	4,308,095	686,808	173,884	157,503	—
Trade payables	235,838	19,472	—	600	371
Trade payables to related parties	—	22,187	—	—	—
At December 31, 2018
Payables to third parties	3,968,125	233,694	66,967	55,412	—
Trade payables	141,958	18,744	1,358	3,186	—
Trade payables to related parties	—	28,869	—	—	—

24.	Capital management

The PagSeguro Group monitors capital based on the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

The PagSeguro Group had no loans at December 31, 2019 and 2018.

25.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.

•	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

25.	Fair value measurement (Continued)

•	Level 3 - Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).

The following table provides the fair value measurement hierarchy of PagSeguro Group’s financial assets and financial liabilities as at December 31, 2019:

	2019
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	44,291	1,359,664	—
Financial investments	1,349,666	—	—
Accounts receivable	—	10,507,122	—
Other receivables	—	84,099	—
Judicial deposits	—	5,651	—
Investment	—	—	1,500
Financial liabilities
Payables to third parties	—	5,326,290	—
Trade payables	—	262,029	—
Trade payables to related parties	—	22,187	—
Contingent consideration (included in Other payables)	—	—	15,800
Other payables	—	73,128	—

The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. For the financial assets that is basically due to the nature of the receivables that are due from top tier financial institutions subject to low credit risk and are mostly receivable in a short-term period and are measured based on the consideration that the Group expects to receive as part of the transaction processing services.

Financial assets also include the financial investments represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.

Financial liabilities are mostly represented by short-term payables to merchants which are paid in accordance to the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values.

PagSeguro Digital Ltd.

Notes to the consolidated financial statements (Continued)

At December 31, 2019

(All amounts in thousands of reais unless otherwise stated)

25.	Fair value measurement (Continued)

Financial liabilities also include the contingent consideration that arose from the acquisition of TILIX in 2018, as disclosed in Note 10. The contingent is recognized at fair value at the acquisition date and with changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9 Financial Instruments. As at December 31, 2019, the key performance indicators of TILIX show that it is highly probable that the target will be achieved due to the expansion of the business and the synergies realized. This assessment is aligned with December 31, 2018 and, as such, no re-measurement charge has been recognized in profit or loss for the year ended December 31, 2019.

The fair value is determined considering the contractual cash outflows that will be required if the target is achieved and is substantially similar to the carrying amount. The significant unobservable input used in the measurement is the assumed probability-adjusted profit before tax of TILIX. A change in the probability that the target will be achieved would result in the derecognition of such liabilities.

There were no transfers between Levels 1, 2 and 3 during the year ended December 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2020

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director